EXHIBIT 23.2

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Registration Statement of MidAmerican Energy Holdings Company on Form S-4 of our report dated February 9, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's changes in its accounting policy for asset retirement obligations and for variable interest entities in 2003, for goodwill and other intangible assets in 2002 and for major maintenance, overhaul and well workover costs in 2001), relating to the consolidated financial statements appearing in the Prospectus, which is part of this Registration Statement, and the financial statement schedules appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading "Experts" in such Prospectus.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Des Moines, Iowa
February 19, 2004